EX-35.2
(logo) HomEq Servicing


ANNUAL CERTIFICATION


Re: UBS Assignment, Assumptions and Recognition Agreement, MARM 2007-HF2 (the "Trust"), issued pursuant to the Assignment, Assumptions and Recognition Agreement, dated as of 07/31/2007 (the "Assignment, Assumptions and Recognition Agreement"), by and among Mortgage Asset Securitization Transactions, Inc., as depositor (the "Depositor"), U.S. Bank, National Association, as trustee (the "Trustee"), and Wells Fargo Bank, National Association, as master servicer (the "Master Servicer") and Barclays Capital Real Estate Inc. d/b/a HomEq Servicing, as servicer (the "Servicer").

I, Arthur Q. Lyon, Executive Vice President and Chief Executive Officer of the HomEq Servicing Division of Barclays Capital Real Estate Inc. d/b/a HomEq Servicing, hereby certify to the Depositor the Trustee, the Master Servicer and their officers, directors, and affiliates, pursuant to Section 3.03 of the Assignment, Assumptions and Recognition Agreement, that:

A review of the activities of the Servicer for the Calendar year ending December 31, 2007, and to the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Assignment, Assumptions and Recognition Agreement in all material respects, except as noted below.

Foreclosure was not initiated in accordance with the timeframes established by its servicing agreements and the servicing criteria set forth in 1122(d)(4)(vii) of Regulation AB and therefore represents an instance of material noncompliance.


Date: March 17, 2008

/s/ Arthur Q. Lyon
Arthur Q. Lyon
Executive Vice President and CEO
HomEq Servicing Division
Barclays Capital Real Estate Inc.


UBS Trading Desk Officer's Certificate
UBS Assignment, Assumptions and Recognition Agreement, MARM 2007-HF2